VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on November 27, 2024.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Extraordinary Meeting to be held at 3:00 p.m., local time, on November 29, 2024 at our office at 3/F, 8 Wyndham Street, Central, Hong Kong.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting of Shareholders Proxy Card - Magic Empire Global Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2, 3, 4 AND 5.

Item 1 - By a resolution of members, to approve the re-appointment of five directors, Mr. Wai Ho Chan, Mr. Sze Hon Johnson Chen, Mr. Yiu Sing Chan, Mr. Chi Wai Siu and Ms. Ka Lee Lam, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified.

1a. Wai Ho Chan	☐ FOR	☐ AGAINST	☐ ABSTAIN
1b. Sze Hon Johnson Chen	☐ FOR	☐ AGAINST	☐ ABSTAIN
1c. Yiu Sing Chan	☐ FOR	☐ AGAINST	☐ ABSTAIN
1d. Chi Wai Siu	☐ FOR	☐ AGAINST	☐ ABSTAIN
1e. Ka Lee Lam	☐ FOR	☐ AGAINST	☐ ABSTAIN

Item 2 - By a resolution of members, to ratify the appointment of Marcum Asia CPAs LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 3 - By a resolution of members, to amend and restate the Company's Second Amended and Restated Memorandum and Articles of Association by adopting the Third Amended and Restated Memorandum and Articles of Association to (i) change the notice period for an annual general meeting from 21 clear days to 7 days, and (ii) change the quorum requirement of its meeting of members from 50% of the votes of the shares entitled to vote on resolutions of members to be considered at the meeting of members to one-third of the votes of the shares entitled to vote on resolutions of members to be considered at the meeting of members which could be cast by the holders of all of the outstanding shares entitled to vote at such meeting of members.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 4 - By a resolution of members, to change the maximum number of shares the Company is authorised to issue that the Company's Ordinary Shares and Non Voting Ordinary Shares be re-designated and re-classified as Class A Ordinary Shares, Class B Ordinary Shares and Non-Voting Ordinary Shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 5 - By a resolution of members, to approve the share combination of the Company's Class A Ordinary Shares, Class B Ordinary Shares and Non-Voting Ordinary Shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: In her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

(TO BE SIGNED ON REVERSE SIDE)

MAGIC EMPIRE GLOBAL LIMITED
Annual Meeting of Shareholders
on November 29, 2024 at 3:00 P.M., Hong Kong Time
(November 29, 2024, at 2:00 A.M., Eastern Time)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS.

The undersigned hereby appoints Sze Hon Johnson Chen as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Magic Empire Global Limited which the undersigned is entitled to vote at the Annual Meeting of Shareholders and any adjournments or postponements thereof, as designated below.
If no designation is made, the proxy, when properly executed, will be voted "FOR" in Item 1, 2, 3, 4 and 5.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.

Date	**Signature**	**Signature, if held jointly**
______________________	__________________________________	__________________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00